POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

January 11, 2008

VIA EDGAR

Ms. Anita Karu
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Registration Statement on Form SB-2 (File No. 333-143151)

Ms. Karu:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Act"), Power-Save Energy Company, a Utah corporation (the "Company"), hereby requests that the above-referenced registration statement filed on May 22, 2007, as amended by pre-effective amendment no. 1 filed on July 12, 2007, as further amended by pre-effective amendment no. 2 filed on August 31, 2007 and as further amended by pre-effective amendment no. 3 filed on December 5, 2007, be declared effective on Thursday, January 17, 2008, at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the registration statement. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel James A. Mercer, III, via telephone (619.744.2209) or fax (619.744.2201). Your consideration in this matter is greatly appreciated.

Sincerely,
/s/	Michael Forster
Chief Executive Officer and President